Confirming Statement


	I hereby confirm that I have authorized and designated each of John F. Wombwell, Jennifer L. Vogel, Scott R. Peterson and
Sarah E. Hagy to execute and file on my behalf all Forms 3, 4 and 5 (including any amendments thereto) that I may be required to file with the United States Securities and Exchange Commission as a result of my position with, or my ownership of or transactions in securities of, ExpressJet Holdings, Inc. ("ExpressJet") or its subsidiaries. The authority of such individuals under this Statement shall continue until I am no longer required to file Forms 4 or 5 with regard to ExpressJet, unless earlier revoked in writing. I hereby acknowledge that such individuals are not assuming, nor is ExpressJet assuming, any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



/s/ Clarence D. McLean
Clarence D. McLean

Dated:  February 18, 2003